North Coast Partners, Inc.
4957 Lakemont Blvd. SE, C-4 Suite #239
Bellevue, WA 98006

July 11, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Esq.

Re:	North Coast Partners, Inc. - Commission File No. 000-29397 (the “Registrant”)
Amendment No.1 to Preliminary Proxy Statement Filed on May 16, 2008

Dear Mr. Spirgel:

The Registrant is today filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to its preliminary proxy statement on Schedule 14A, in response to the Commission's comment provided in its letter dated May 22, 2008 with respect to the preliminary proxy statement which was filed with the Commission on May 16, 2008. In addition, the Registrant hereby provides the following response to the Commission's comment:

Comment: It appears that shareholder approval of the increase in authorized shares of common and preferred stock is necessary to complete your merger with Montavo, Inc. Therefore, please revise your preliminary proxy statement to provide all the disclosure required by Schedule 14A regarding the issuance of shares and the merger, including the disclosure under Items 11, 13 and 14 of Schedule 14A, as applicable. See Note A to Schedule 14A.

Response: Shareholder approval for the increase in the Registrant’s authorized common stock is necessary in order to complete the merger with Montavo, Inc. As required by Note A to Schedule 14A, the Registrant’s preliminary proxy statement has been amended to include the disclosure required by Items 11, 13 and 14 of Schedule 14A.

The Registrant hereby acknowledges that:

-	The Registrant is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

-	Comments of the staff of the Commission, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to Amendment No. 1; and

-	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the Registrant’s counsel, David Lubin, Esq., at telephone number (516) 887-8200.

Very truly yours,
NORTH COAST PARTNERS, INC.

/s/ Brook W. Lang
By: Brook W. Lang
Title: Chief Executive Officer